Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2026

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

Condensed consolidated unaudited interim Statements of Financial Position	3

Condensed consolidated unaudited interim Income Statements	4

Condensed consolidated unaudited interim Statements of Comprehensive Income	5

Condensed consolidated unaudited interim Statements of Changes in Equity	6-7

Condensed consolidated unaudited interim Statements of Cash Flows	8-9

Notes to the condensed consolidated unaudited interim Financial Statements	10-16

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		June 30		December 31
		2026	2025	2025
	Note	US $ in millions
Assets
Vessels	6	5,372.6	5,825.0	5,801.7
Containers and handling equipment	6	1,078.0	1,058.0	1,102.1
Other tangible assets	6	137.1	109.1	137.8
Intangible assets		108.0	109.9	109.4
Investments in associates		31.1	33.3	28.6
Other investments		958.3	1,137.6	1,051.7
Other receivables		117.3	50.4	137.0
Deferred tax assets		9.0	7.7	9.2
Total non-current assets		7,811.4	8,331.0	8,377.5

Inventories		223.1	199.3	167.8
Trade and other receivables		992.7	794.6	676.0
Other investments		600.9	585.7	735.1
Cash and cash equivalents		1,037.1	1,187.1	1,051.7
Total current assets		2,853.8	2,766.7	2,630.6
Total assets		10,665.2	11,097.7	11,008.1

Equity
Share capital and reserves	5	2,041.4	2,046.4	2,051.4
Retained earnings		1,839.8	1,851.0	1,969.5
Equity attributable to owners of the Company		3,881.2	3,897.4	4,020.9
Non-controlling interests		3.4	4.3	4.7
Total equity		3,884.6	3,901.7	4,025.6

Liabilities
Lease liabilities		4,191.2	4,647.4	4,551.6
Loans and other liabilities		42.2	52.3	47.2
Employee benefits		78.4	60.9	63.4
Deferred tax liabilities		173.4	130.9	186.2
Total non-current liabilities		4,485.2	4,891.5	4,848.4

Trade and other payables		714.4	641.7	636.4
Provisions		117.2	93.6	118.4
Contract liabilities		384.6	353.7	239.9
Lease liabilities		1,041.1	1,167.6	1,096.5
Loans and other liabilities		38.1	47.9	42.9
Total current liabilities		2,295.4	2,304.5	2,134.1
Total liabilities		6,780.6	7,196.0	6,982.5
Total equity and liabilities		10,665.2	11,097.7	11,008.1

/s/ Yair Seroussi	/s/ Chen Lichtenstein	/s/ Sami Jubran
Yair Seroussi	Chen Lichtenstein	Sami Jubran
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: August 19, 2026.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Six months ended June 30		Three months ended June 30		Year ended December 31
		2026	2025	2026	2025	2025
	Note	US $ in millions

Income from voyages and related services	7	3,177.2	3,642.3	1,780.7	1,635.7	6,904.2
Cost of voyages and related services:
Operating expenses and cost of services	8	(2,245.3)	(2,260.6)	(1,213.6)	(1,098.0)	(4,460.8)
Depreciation		(619.7)	(627.7)	(312.1)	(316.9)	(1,259.5)
Impairment reversal of assets						137.0
Gross profit		312.2	754.0	255.0	220.8	1,320.9

Other operating income		27.9	27.8	2.5	15.3	43.4
Other operating expenses		(0.9)	(0.2)	(0.8)	(0.2)	(1.5)
General and administrative expenses		(203.7)	(163.2)	(107.5)	(84.2)	(336.3)
Share of loss of associates		(9.5)	(4.9)	(4.9)	(2.5)	(10.5)

Results from operating activities		126.0	613.5	144.3	149.2	1,016.0

Finance income		56.4	69.7	24.1	29.7	133.1
Finance expenses		(219.9)	(253.4)	(107.7)	(129.6)	(490.6)

Net finance expenses		(163.5)	(183.7)	(83.6)	(99.9)	(357.5)

Profit (loss) before income taxes		(37.5)	429.8	60.7	49.3	658.5

Income taxes		15.3	(110.0)	3.4	(25.6)	(177.0)

Profit (loss) for the period		(22.2)	319.8	64.1	23.7	481.5

Attributable to:
Owners of the Company		(22.5)	318.1	63.5	22.8	479.2
Non-controlling interests		0.3	1.7	0.6	0.9	2.3
Profit (loss) for the period		(22.2)	319.8	64.1	23.7	481.5

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	10	(0.19)	2.64	0.53	0.19	3.98
Diluted earnings (loss) per 1 ordinary share	10	(0.19)	2.64	0.53	0.19	3.98

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2026	2025	2026	2025	2025
	US $ in millions

Profit (loss) for the period	(22.2)	319.8	64.1	23.7	481.5

Other components of comprehensive income:

Items of other comprehensive income that were or will be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(2.2)	2.1	(3.7)	2.8	2.2

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	(8.7)	9.3	(2.2)	3.5	11.9

Net change in fair value of investments in debt instruments at fair value through other comprehensive income that was transferred to profit or loss	(0.9)	0.1	(0.4)	0.3	(1.0)

Items of other comprehensive income that would never be reclassified to profit or loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(0.2)	0.2	(0.1)	0.1	1.6

Defined benefit pension plans actuarial gains (losses), net of tax	(1.1)	(0.3)	(1.4)	(0.8)	1.6

Other comprehensive income for the period, net of tax	(13.1)	11.4	(7.8)	5.9	16.3

Total comprehensive income for the period	(35.3)	331.2	56.3	29.6	497.8

Attributable to:
Owners of the Company	(34.4)	328.9	56.8	27.7	495.1
Non-controlling interests	(0.9)	2.3	(0.5)	1.9	2.7

Total comprehensive income for the period	(35.3)	331.2	56.3	29.6	497.8

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2026
Balance at January 1, 2026	927.6	1,167.8	(44.0)	1,969.5	4,020.9	4.7	4,025.6
Loss for the period				(22.5)	(22.5)	0.3	(22.2)
Other comprehensive income for the period, net of tax		(9.8)	(1.0)	(1.1)	(11.9)	(1.2)	(13.1)
Share-based compensation		0.8			0.8		0.8
Exercise of options	11.9	(11.9)
Dividend to owners of the Company				(106.1)	(106.1)		(106.1)
Dividend to non-controlling interests in subsidiaries						(0.4)	(0.4)
Balance at June 30, 2026	939.5	1,146.9	(45.0)	1,839.8	3,881.2	3.4	3,884.6

For the three months period ended June 30, 2026
Balance at April 1, 2026	939.0	1,149.9	(42.4)	1,777.7	3,824.2	3.9	3,828.1
Profit for the period				63.5	63.5	0.6	64.1
Other comprehensive income for the period, net of tax		(2.7)	(2.6)	(1.4)	(6.7)	(1.1)	(7.8)
Share-based compensation		0.2			0.2		0.2
Exercise of options	0.5	(0.5)
Balance at June 30, 2026	939.5	1,146.9	(45.0)	1,839.8	3,881.2	3.4	3,884.6

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party in prior periods.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2025
Balance at January 1, 2025	927.3	1,151.3	(45.9)	2,004.2	4,036.9	5.8	4,042.7
Profit for the period				318.1	318.1	1.7	319.8
Other comprehensive income for the period, net of tax		9.6	1.5	(0.3)	10.8	0.6	11.4
Share-based compensation		2.6			2.6		2.6
Exercise of options	0.3	(0.3)
Dividend to owners of the Company				(471.0)	(471.0)		(471.0)
Dividend to non-controlling interests in subsidiaries						(3.8)	(3.8)
Balance at June 30, 2025	927.6	1,163.2	(44.4)	1,851.0	3,897.4	4.3	3,901.7

For the three months period ended June 30, 2025
Balance at April 1, 2025	927.5	1,158.5	(46.2)	1,918.1	3,957.9	6.0	3,963.9
Profit for the period				22.8	22.8	0.9	23.7
Other comprehensive income for the period, net of tax		3.9	1.8	(0.8)	4.9	1.0	5.9
Share-based compensation		0.9			0.9		0.9
Exercise of options	0.1	(0.1)
Dividend to owners of the Company				(89.1)	(89.1)		(89.1)
Dividend to non-controlling interests in subsidiaries						(3.6)	(3.6)
Balance at June 30, 2025	927.6	1,163.2	(44.4)	1,851.0	3,897.4	4.3	3,901.7

For the year ended December 31, 2025
Balance at January 1, 2025	927.3	1,151.3	(45.9)	2,004.2	4,036.9	5.8	4,042.7
Profit for the year				479.2	479.2	2.3	481.5
Other comprehensive income for the year, net of tax		12.3	1.9	1.7	15.9	0.4	16.3
Exercise of options	0.3	(0.3)
Share-based compensation		4.5			4.5		4.5
Dividend to owners of the Company				(515.6)	(515.6)		(515.6)
Dividend to non-controlling interests in subsidiaries						(3.8)	(3.8)
Balance at December 31, 2025	927.6	1,167.8	(44.0)	1,969.5	4,020.9	4.7	4,025.6

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party in prior periods.

 The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2026	2025	2026	2025	2025
	US $ in millions

Cash flows from operating activities
Profit (loss) for the period	(22.2)	319.8	64.1	23.7	481.5

Adjustments for:
Depreciation and amortization	640.0	639.0	322.0	323.1	1,286.1
Impairment reversal					(137.0)
Net finance expenses	163.5	183.7	83.6	99.9	357.5
Share of losses and change in fair value of investees	(10.5)	0.1	4.9	(2.3)	5.6
Capital gains, net	(7.6)	(22.6)	(2.8)	(10.7)	(37.6)
Income taxes	(15.3)	110.0	(3.4)	25.6	177.0
Other non-cash items	0.4	2.1	0.2	1.7	(0.1)
	748.3	1,232.1	468.6	461.0	2,133.0

Change in inventories	(55.3)	12.9	(16.5)	18.2	44.4
Change in trade and other receivables	(304.4)	139.7	(266.6)	(42.1)	262.3
Change in trade and other payables, including contract liabilities	219.2	(154.3)	188.9	(28.1)	(267.1)
Change in provisions and employee benefits	10.3	11.4	2.7	10.0	35.6
	(130.2)	9.7	(91.5)	(42.0)	75.2

Dividends received from associates	1.2	1.0			1.9
Interest received	52.0	61.9	24.5	31.5	113.7
Income taxes paid	(14.0)	(8.7)	(7.0)	(9.2)	(24.3)

Net cash generated from operating activities	657.3	1,296.0	394.6	441.3	2,299.5

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	6.2	19.0	2.5	9.1	36.6
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(42.9)	(102.4)	(11.6)	(24.4)	(217.7)
Disposal of investment instruments, net	87.9	37.7	41.4	50.9	148.6
Loans granted to investees	(6.8)	(3.9)	(3.3)	(2.0)	(8.1)
Change in other receivables	15.6	15.3	7.8	7.9	(67.5)
Change in other investments (mainly deposits), net	158.5	133.8	76.3	99.7	(25.2)
Net cash generated from (used in) investing activities	218.5	99.5	113.1	141.2	(133.3)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2026	2025	2026	2025	2025
	US $ in millions

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(564.0)	(810.0)	(282.7)	(349.6)	(1,439.6)
Dividend paid to owners of the Company	(106.1)	(471.0)		(471.0)	(515.6)
Dividend paid to non-controlling interests	(0.4)	(3.8)		(3.6)	(3.8)
Interest paid	(217.4)	(241.6)	(106.8)	(119.9)	(474.3)
Net cash used in financing activities	(887.9)	(1,526.4)	(389.5)	(944.1)	(2,433.3)

Net change in cash and cash equivalents	(12.1)	(130.9)	118.2	(361.6)	(267.1)
Cash and cash equivalents at beginning of the period	1,051.7	1,314.7	921.6	1,546.1	1,314.7
Effect of exchange rate fluctuation on cash held	(2.5)	3.3	(2.7)	2.6	4.1
Cash and cash equivalents at the end of the period	1,037.1	1,187.1	1,037.1	1,187.1	1,051.7

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of cargo shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

Entry Into Agreement and Plan of Merger

On February 16, 2026, the Company entered into an Agreement and Plan of Merger, by and among the Company, Hapag-Lloyd AG, a shipping company incorporated under the laws of Germany (“Parent”), and Norazia (Israel) Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. In connection with the Merger Agreement, Parent entered into a binding memorandum of understanding with FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (together, “FIMI”), pursuant to which certain activities and related assets will be transferred to a new entity established by FIMI, that would assume the responsibilities related to the Special State Share, subject to the approval of the State of Israel (see also Note 12(b) to the Company’s 2025 annual financial statements).

In a Special Shareholders’ Meeting held on April 30, 2026, among several topics on the agenda, the proposed Merger transaction was approved. The completion of the Merger is subject to certain conditions, including, among others, obtaining the approval in connection with the Special State Share, and other regulatory approvals required.

During the recent months, several governmental offices of the State of Israel, including the Ministry of Defense and the Ministry of Economy and Industry, provided professional opinions expressing their objections to the proposed merger in its current structure, based on concerns regarding potential risks to the state’s national security, economic independence and long-term commercial prospects. However, as of the date of the publication of these financial statements, no formal decision of the State of Israel was made and no such formal decision was delivered to the parties to the merger with respect to the proposed merger.

Upon the completion of the merger, if completed, each issued and outstanding ordinary share of the Company, excluding the Special State Share, will automatically be converted into the right to receive $35.00 per share in cash, without interest (the “Merger Consideration”). At that time, the Company Shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated unaudited interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual Financial Statements and should be read in conjunction with the consolidated Financial Statements of the Company as at and for the year ended December 31, 2025 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on August 19, 2026.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied in the annual Financial Statements.

3	Material accounting policies

The material accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position

(a)
The container shipping industry continues to be impacted by the supply and demand dynamics, as well as by uncertainties in the global trade, including the implications of the ongoing armed conflicts in the Middle-East and between Russia and Ukraine, the recent disruption in the strait of Hormuz and the continuing disruption in the Red Sea, the changing, and sometimes escalating, trade barriers between the US and China and other countries, and other geopolitical challenges. Furthermore, in February 2026, a US Supreme Court ruling determined that certain tariffs imposed by the Trump administration pursuant to the International Emergency Economic Powers Act are invalid, adding uncertainty to the business environment. These factors contribute to the continuing volatility in freight rates, charter rates and bunker prices (including the recent volatility in bunker prices, due to the implications of the above-mentioned developments in the Middle-East and in the strait of Hormuz). In addition, regulators in certain jurisdictions continue to enforce enhanced regulatory oversight activities over our industry.

In October 2025, following meetings held between the US and China administrations, both countries announced a mutual one-year suspension, as from November 10, 2025, in respect of substantial fees previously declared to be imposed on China-related vessels calling US ports and US-related vessels calling China ports.

Since October 2023, Israel has been involved in a prolonged war situation, including a direct armed conflict with Iran that was concluded in June 2025, as well as the more recent armed conflict between Iran and the combined forces of the U.S. and Israel, which began in February 2026, and as of mid-August 2026, remains unresolved with diplomatic negotiations continuing alongside military blows exchanges between the U.S. and Iran, also affecting additional countries in the region. In parallel, Israel initiated earlier this year a military operation in the south of Lebanon against Hizballah, while holding negotiations with the State of Lebanon that recently matured into a framework agreement between the two countries. To date, this situation has had no material impact on the Company’s activities in Israel. However, those may be subject to disruptions if this situation was to further escalate.

Further to the above, during 2025 freight rates have experienced an overall decrease, while demonstrating high level of volatility as certain markets reacted to announcements on tariffs issued by the U.S administration. During the second quarter of 2026, freight rates have increased in most trades, reflecting increased demands following mixed trends demonstrated in first quarter of 2026.

(b)	Charter agreements:

As of today, the Company has secured the future delivery of 40 vessels, out of which 36 are new-built vessels, ten are liquefied natural gas (LNG) dual-fuel vessels, and ten are scrubber-fitted vessels. The vessels, with capacities ranging from 3,000 TEU to 11,500 TEU, are scheduled to be delivered towards the end of 2026 and through 2028 and will be deployed across the Company’s various global trades (see also Note 26 to the Company’s 2025 annual financial statements).

(c)
In April 2026, the Company was approached by the Federal Maritime Commission (FMC) due to the inclusion of the Company in an industry-related investigation launched, regarding potentially discriminating practices among carriers in respect of hazardous cargo. At this preliminary stage, the Company cannot assess the outcome of this matter, if any.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (cont’d)

(d)
Following the announcement of the merger agreement between the Company and Hapag Llyod on February 16, 2026 (see also Note 1), and further to the labor dispute previously declared by the employees’ unions at the Company’s head office (in respect of a potential involvement of the Company in a merger transaction), the employees’ union undertook certain strike measures that caused temporary interruptions, which as of today has had no material impact on the Company’s activities. The Company and the employees’ union are negotiating with the aim of reaching a collective bargaining agreement with respect to the merger transaction.

(e)
A recent regulation adopted in China, which came into effect in May 2026, advises that cargo carriage contracts where the cargo originated from or is scheduled to arrive to China, should be governed by Chinese law, and disputes regarding such contracts should be tried by Chinese courts. The Company is assessing the impact of the new regulation over the Company and its customers.

(f)	Dividends:

In March 2026, further to the approval of the Company’s Board of Directors, the Company distributed a dividend in an amount of US$ 106 million, reflecting US$ 0.88 per ordinary share.

5	Capital and reserves

Share-Based Payment Arrangements

During the three months period ended June 30, 2026 and 2025, the Company recorded expenses related to share-based compensation arrangements of US$ 0.2 million and US$ 0.9 million, respectively. During the six months period ended June 30, 2026 and 2025 and year ended December 31, 2025, the Company recorded expenses related to share-based compensation arrangements of US$ 0.8 million, US$ 2.6 million and US$ 4.5 million, respectively.

6	Right-of-use assets

	Balance at June 30		Balance at December 31
	2026	2025	2025
	US $ in millions

Vessels	4,842.4	5,270.3	5,246.6
Containers and handling equipment	350.4	405.2	374.2
Other tangible assets	76.1	56.1	74.7
	5,268.9	5,731.6	5,695.5

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

7	Income from voyages and related services

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2026	2025	2026	2025	2025
	US $ in millions
Freight revenues from containerized cargo:
Pacific	1,406.6	1,527.7	836.4	665.1	2,921.0
Cross-Suez	282.1	340.3	139.2	130.0	563.9
Atlantic	307.5	363.1	164.3	175.7	665.0
Intra-Asia	342.5	359.3	185.1	171.4	747.1
Latin America	262.6	410.5	141.2	181.1	784.0
	2,601.3	3,000.9	1,466.2	1,323.3	5,681.0

Freight revenues from non-containerized cargo (mostly related to vehicle shipping services)	170.2	224.6	94.3	111.0	397.9

Other revenues (*)	405.7	416.8	220.2	201.4	825.3
	3,177.2	3,642.3	1,780.7	1,635.7	6,904.2

(*) Mainly demurrage, related services and other value-added services.

8	Operating expenses and cost of services

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2026	2025	2026	2025	2025
	US $ in millions
Wages, maintenance and other vessel-operating costs	24.4	22.2	11.8	12.0	45.5
Expenses relating to fleet equipment (mainly containers and chassis)	19.5	17.7	10.2	8.8	37.0
Bunker and lubricants	569.7	608.6	335.4	294.0	1,146.7
Insurance	14.8	14.7	6.9	7.4	30.5
Expenses related to cargo handling	1,081.3	1,051.7	568.3	508.6	2,102.1
Port expenses	200.7	258.7	102.0	130.0	508.9
Agents’ salaries and commissions	138.5	123.7	77.7	60.7	250.5
Cost of related services and sundry	127.1	100.7	64.8	47.8	212.5
Slot purchases and hire of vessels	53.6	42.9	29.0	19.5	90.5
Hire of containers	15.7	19.7	7.5	9.2	36.6
	2,245.3	2,260.6	1,213.6	1,098.0	4,460.8

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Financial instruments

Financial instruments measured at fair value

	Balance at June 30,
	2026			2025
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit or loss
Cash and cash equivalents:
Money market instruments	393.0		393.0	511.4		511.4

Other investments:
Equity instruments		45.0	45.0		17.5	17.5

Other liabilities:
Derivative instruments		(12.2)	(12.2)		(16.3)	(16.3)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	350.1		350.1	449.1		449.1
Corporate bonds	1,135.8		1,135.8	1,228.3		1,228.3
Equity instruments	3.3		3.3	2.1		2.1

	Balance at December 31,
	2025
	US $ in millions
	Level 1	Level 3	Total
Fair value through profit or loss
Cash and cash equivalents:
Money markets instruments	471.4		471.4

Other investments:
Equity instruments		21.7	21.7

Other liabilities:
Derivative instruments		(12.4)	(12.4)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	384.1		384.1
Corporate bonds	1,194.3		1,194.3
Equity instruments	3.0		3.0

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Financial instruments (cont’d)

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

10	Earnings per share

Basic and diluted earnings per share

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2026	2025	2026	2025	2025
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	(22.5)	318.1	63.5	22.8	479.2

Number of shares at the beginning of the period used to calculate basic earnings (loss) per share	120,465,908	120,423,335	120,519,658	120,457,512	120,423,333
Effect of share options	32,953	25,113	605		30,338

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	120,498,861	120,448,448	120,520,263	120,457,512	120,453,671

Effect of share options		62,674	137,810	50,681	62,183

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	120,498,861	120,511,122	120,658,073	120,508,193	120,515,854

In the six and three months period ended June 30, 2026, options for 1,514,434 and 0 ordinary shares, respectively, granted under the Company’s share option plans for employees, officers and directors were excluded from the diluted weighted average number of ordinary shares calculation, as their effect would have been anti-dilutive.